SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province

People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On November 26, 2019, the Registrant’s CFO Gilbert Lee submitted his resignation to the board of directors (the “Board”) as the CFO. The Board approved the resignation and appointed Meihong Pan as the Interim CFO. The resignation and appointment will be effective on November 29, 2019. There is no disagreement between Gilbert Lee and the Registrant. Gilbert Lee will remain with the Registrant as a consultant.

Xinfu Hu, the CEO said, “On behalf of our executive team, I would like to thank Gilbert for his contributions since our IPO in 2015. As the CFO, Gilbert championed company-wide efforts to create shareholder value. We wish Gilbert the best in his future endeavors.”

Ms. Pan has been serving as the financial controller of Taizhou Fuling Plastics Co., Ltd., the Registrant’s major PRC subsidiary, since 2006. Ms. Pan does not have a family relationship with any director or executive officer, whether existing or prospective, of the Registrant. Ms. Pan will report directly to the CEO.

Exhibits No.	Description
99.1	Press release dated November 29, 2019, titled “Fuling Global Announces Chief Financial Officer Transition”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: November 29, 2019	By:	/s/ Xinfu Hu
	Name:	Xinfu Hu
	Title:	Chief Executive Officer